Exhibit 99.2
Sherman Capital Group LLC
3820 W. Happy Valley Road, Suite 141-601
Glendale, AZ 85310
Singer Children’s Management Trust
212 Vaccaro Drive
Cresskill, New Jersey 07626
David S. Oros
621 E. Pratt Street
Baltimore, Maryland, 21202
August 4, 2011
VIA FEDERAL EXPRESS
Board of Directors
Franklin Wireless Corp.
5440 Morehouse Drive — Suite 1000
San Diego, CA 92121
Attention: Mr. Gary Nelson, Chairman of the Board
FOR IMMEDIATE DISTRIBUTION TO THE BOARD OF DIRECTORS
     The undersigned, Sherman Capital Group LLC (“SCG”), Singer Children’s Management Trust (“SCMT”) and David S. Oros (“Mr. Oros” and, together with SCG and SCMT, the “Investors”), own, as of the date of this letter, an aggregate of approximately 934,822 shares, or 8%, of the outstanding common stock of Franklin Wireless Corp. (the “Company”). For the reasons set forth below, the Investors hereby provide written notice of their dissatisfaction with the performance of the Company’s stock, the Company’s corporate governance and compliance with applicable laws and the Company’s public disclosures and communications with shareholders.
     On August 2, 2011, the Company’s stock closed at a price of $2.31 per share. This price represents a precipitous decline of approximately 25% from $3.09 per share on April 20, 2011. This stock price performance implies that the market lacks confidence in the Company’s management, Board of Directors and corporate governance and leads the Investors to believe that the Company’s Board of Directors must take immediate steps to provide strategy and oversight to improve the Company’s financial and stock price performance.
     The Investors question the transparency of the Company’s corporate governance. In the Form 10-K/A filed by the Company in May 2011, the Company acknowledges that its disclosure controls and procedures were not effective for the most recent fiscal year. In addition, based on the Company’s public filings, it appears that the Company has not held an annual shareholders meeting in recent years. A failure to hold an annual shareholders meeting evidences chronic failures of the Company’s Board of Directors to observe good corporate governance and to solicit votes of public shareholders in the election of directors.
     Furthermore, the Company states in the Information Statement filed on Schedule 14C with the Securities and Exchange Commission on February 15, 2011 that action was taken by the written consent of shareholders holding 55.49% of the Company’s outstanding shares of common stock to approve the adoption and amendment of the Company’s 2009 stock option plan. It appears that the management and directors of the Company together hold less than 20% of the Company’s outstanding shares of common stock. The 14C filing does not identify other large holders who would account for this vote, and accordingly the Investors question how this majority vote was obtained without a solicitation of shareholder votes in violation of applicable securities laws and regulations.
     What is more, based on governing documents listed in the Company’s Form 10-K filed in 2010 with the Commission, the Company’s Bylaws appear to prohibit outright the any action by shareholders taken by written consent and specifically provide: All actions required or permitted to be taken by the shareholders shall be taken at a duly convened meeting of shareholders. The Investors question, therefore, whether the Company’s 2009 stock option plan was duly and properly approved by shareholders and whether any equity awards under that plan are legally and validly issued.
     The Investors further note that the Commission has previously questioned the Company’s use of written shareholder consents. The 2011 written consent and 14C appear to be inconsistent with the Company’s prior correspondence with the Commission filed on January 11, 2007 regarding solicitations and the use of written consents.
     The Investors have concluded that the Company’s stock price performance reflects poor governance by the Board of Directors, as well as disregard of sound principles of corporate governance. The investors have also concluded that the Company’s Board of Directors and the Company have failed to provide adequate public disclosures and regular communications with shareholders, including forward-looking information, about matters material to the Company’s business and operations.
     Accordingly, the Investors are writing to inform the Board of Directors of the Company, formally and in writing, that the Investors seek a written plan and other assurances acceptable to the Investors for immediately
•	improving the performance of the Company’s stock,
•	scheduling an annual shareholders meeting for election of directors and duly filing an annual proxy statement with the Securities and Exchange Commission,
•	investigating any irregularities in soliciting shareholder approval of the Company’s 2009 stock option plan, and any related accounting questions and

•	improving the Company’s public disclosures and communications with shareholders, and improving the effectiveness of the Company’s disclosure controls and procedures.
     If the Company does not provide the Investors with such a plan and assurances of the Board’s immediate action on these matters, the Investors, acting together, will take such steps as are necessary and appropriate for the Company to hold an annual meeting of shareholders and to nominate, and vote in favor of, two persons for election to the Board of Directors of the Company.

Copies (via Federal Express) to:	Mr. Gary Nelson Mr. OC Kim

Very truly yours, SHERMAN CAPITAL GROUP LLC
By:	/s/ Steven Sherman
	Name:	Steven Sherman
	Title:	Managing Member

SINGER CHILDREN’S MANAGEMENT TRUST
By:	/s/ Karen Singer
	Name:	Karen Singer
	Title:	Trustee

By:	/s/ David S. Oros
David S. Oros